SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Notice on Early Resignation of an Outside Director

1. Date of Change in Outside directors	2023.01.12
2. The Number of Change in Outside directors	Election/Re-election	0
	Dismissal/Resignation	1
3. Before the change	The number of directors	10
	The number of outside directors	8
	Proportion of outside directors (%)	80
4. After the change	The number of directors	9
	The number of outside directors	7
	Proportion of outside directors (%)	78
5. Classified as a large-sized corporation?	Yes
6. Additional Details Relevant to Investment Consideration	—

Profile of the Resigning Outside Director

Name	Date of Birth	Gender	Start Date of the Term	Service Term	Dismissal/ Resignation Date	Details of Dismissal/ Resignation	Reason for Dismissal/ Resignation
Gang-Cheol Lee	1947.05	Male	2018.03.23	Three-year term	2023.01.12	Voluntary Resignation	Personal Reasons

*	The start date of the term is 23 March 2018 (Three-year term), and re-election date of the term is 29 March 2021(Three-year term)